Facebook & LinkedIn Advertising, August 11, 2022

We are focused on restoring sustainability & resilience to our food supply while facilitating the sequestration of GHG's to rebalance our atmosphere. We are crowdfunding to save soils and the planet! Get the details & invest via WeFunder: https://wefunder.com/biodel.ag.inc/

Posted on Social Media PM 8/1/2022

To: LinkedIn – Biodel AG
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If you're really interested in reversing climate change, Biodel Ag is an investment to consider. We are crowdfunding to save soils and the planet! Get the details and invest via WeFunder: https://wefunder.com/biodel.ag.inc

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.